FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Audited Financial Statements

Companhia Brasileira de Distribuição

December 31, 2007 and 2006
with Report of Independent Auditors

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUDITED FINANCIAL STATEMENTS

December 31, 2007 and 2006

Contents

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1. We have audited the accompanying balance sheets of Companhia Brasileira de Distribuição and the consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries as of December 31, 2007 and 2006, and the related statements of income, shareholders' equity and changes in financial for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the years ended December 31, 2007 and 2006 were audited by other independent auditors. Our audit opinion, regarding assets, liabilities and results of operations of said investees is based exclusively on the audit opinion of those independent auditors.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, and based on our audit and on the opinion of the other independent auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição and the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries at December 31, 2007 and 2006, and the results of operations, changes in shareholders’ equity and changes in financial position for those years, in conformity with accounting practices adopted in Brazil.

4. Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph. The consolidated statements of cash flows and statement for added values for the years ended December 31, 2007 and 2006, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide supplementary information on the Company and investees, despite not being a required component of the financial statements. These statements were submitted to the audit procedures described in the second paragraph and, in our opinion are fairly stated in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 26, 2008.
ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant CRC-1SP170652/O-1

Message from Management

In 2007, Grupo Pão de Açúcar constructed a sustainable platform that will enable us to achieve more significant results, as we continue with our strategy of pursuing greater efficiency and productivity.

We continued to implement innovative formats, marking our entry into important market segments. We kept on working in the development of Extra Fácil in the Convenience segment; we launched Extra Perto as a compact model; we formed a joint venture with Assai, which allowed us to enter one of the fastest-growing segments in the country, the so-called atacarejo (cash & carry - wholesale/retail); and we formed a Purchasing Group partnership with União Brasil. We also restructured the Company’s brand architecture, reviving the Grupo Pão de Açúcar corporate trademark, which is now our official name and will serve as a basis for our 60th anniversary celebrations in 2008. These strategic undertakings were decisive in ensuring complementarity with our existing formats, and will allow us not only to attract distinct groups of customers, but also to develop a better understanding of their needs and demands.

We implemented in 2007 initiatives designed to improve competitiveness and increase profitability. In this context, the period highlights were the store productivity programs, which helped to cut expenses; the Shrinkage Reduction Program, designed to reduce in-store losses; and the assortment review process, which will lead to more advantageous negotiations with suppliers and more efficient stock out management. After a thorough adaptation process, we were certified as meeting the requirements of the Sarbanes-Oxley Act in June, 2007.

These initiatives have already had an impact on the Company’s performance. Annual gross sales amounted to R$ 17.6 billion, 7.2% up on 2006. Our EBITDA margin also recovered, closing 2007 at 6.9%, versus 6.4% registered last year. In December, the Board of Directors decided on a change of command and we appointed Claudio Galeazzi to take charge of this process. Mr. Galeazzi has already sucessfully restructured our operations in Rio de Janeiro through the firm Galeazzi e Associados, which was hired in July 2007 and will continue with the process throughout 2008. He has been appointed for two years, during which time he will have to achieve certain targets, the most important of which will be to increase the market value of our shares. The other main challenges of the new CEO are to increase same-store sales, develop and deepen the search for efficiency, ensure an adequate return on investments and prepare his successor.

During this period of transformation, we have succeeded in building a solid platform for future growth. We have consolidated our performance in the food segment and strengthened the Pão de Açúcar banner, which performed better than the Company average.

We believe 2008 will be a year of major challenges, translated into the following initiatives: the consolidation and expansion of the Extra Perto and Extra Fácil formats; the expansion of Assai, particularly through the conversion of existing Group stores; the generation of efficiency gains through simplified procedures and structures and the streamlining of the management model; the acceleration of new partnerships to expand the Purchasing Group; and expanding and increasing the profitability of the non-food category, with investments in various areas: Extra.com, Extra Eletro, global sourcing, consolidation of the subcategories (“Mundo Casa” – General Merchandise,; “Mundo Entretenimento” - Entertainment; “Mundo TEC”- Textiles, Sports and Children, among others).

With these changes, we are confident in our ability to resume a virtuous business circle in the years to come and generate even better results. Grupo Pão de Açúcar is a solid company with an exceptionally proficient team, thanks to the professionalization program that began five years ago.

Simplicity will be our watchword in the years ahead. We are fully aware of our potential and are prepared to maximize this knowledge that exists inside the Company. We will continue to seek higher productivity and gains in scale, thereby increasing competitiveness and enabling us to fulfill our mission of ensuring the best possible shopping experience for all our customers in every single one of our stores.

The management.

Sales Performance
Gross sales increase 7.2% in the year

	2007	2006	Chg.

(R$ million)
Gross Sales	17,642.6	16,460.3	7.2%
Net Sales	14,902.9	13,880.4	7.4%

Gross sales totaled R$ 17.6 billion in 2007, 7.2% up on 2006, while net sales grew by 7.4% to R$ 14.9 billion. In same-store terms, gross sales recorded an increase of 2.8% and net sales moved up by 3.4% .

Food products accounted for 74.8% of the Group’s gross sales, led by perishables, which made a major contribution to the 3.1% upturn in same-store food sales over 2006. Non-food items recorded slight same-store growth of 1.8% and were responsible for 25.2% of total sales. Their performance was adversely affected by the audio and video subcategories (“Mundo Entretenimento”), which were jeopardized by price deflation throughout the year and the exceptionally strong comparison base provided by 2006 (World Cup).

In terms of format, the Pão de Açúcar banner was the undoubted highlight, having recorded solid same-store growth above the Group average since 4Q06. The Sendas and CompreBem banners were in line with the Company average, while the Extra and Extra Eletro hypermarkets posted below-average growth, having been affected by the poor performance of electronics products.

Operating Performance

The numbers below related to the Group’s operating performance, refer to the consolidated figures, which include the entire operating result of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with the Atacadista Assai chain in São Paulo).

2007 gross margin of 28.0%

	2007	2006	Chg.

(R$ million)

Gross Profit	4,178.4	3,917.4	6.7%

Gross Margin - %	28.0%	28.2%	-20 bps(3)
(3) basis points

Grupo Pão de Açúcar’s gross profit increased by 6.7%, from R$ 3,917.4 million in 2006, to R$ 4,178.4 in 2007, while the gross margin dipped by 20 bps to 28.0% .

However, if we compare 2007 with pro-forma 2006, gross profit grew by 5.2% and the gross margin fell by 60 bps below the previous year’s pro-forma gross margin of 28.6% . This reduction occurred because the price revision and improved competitiveness policy only began as of the second half of 2006, whereas in 2007 its effects were reflected throughout the entire year. In addition, the gross margin slide was offset by higher sales volume and the reduction in shrinkage levels.

Operating Expenses fall in the year, with a 60 bps reduction as a percentage of net sales

	2007	2006	Chg.

(R$ million)(1)
Selling Expenses	2,552.5	2,418.9	5.5%
Gen. Adm. Exp.	500.3	527.1	-5.1%

Operating Exp. (before Taxes and Charges)	3,052.8	2,946.1	3.6%
% of net sales	20.5%	21.2%	-70 bps(3)
Taxes & Charges	99.6	84.9	17.3%

Operating Expenses	3,152.4	3,031.0	4.0%
% of net sales	21.2%	21.8%	-60 bps(3)

(1) Totals may not tally as the figures are rounded off
(3) basis points

The comments below refer to operating expenses before taxes and other charges.

Operating expenses amounted to R$ 3,052.8 million in 2007, 3.6% more than in 2006, equivalent to 20.5% of net sales, 70 bps down on the year before.

This reduction of expenses as a percentage of net sales was due to the expense reduction programs implemented in 2006 and consolidated in 2007. These included alterations to the administrative structure, the consolidation of the Shared Service Center (CSC), which generated scale and productivity gains in various managerial processes, and the in-store productivity programs. Annual selling expenses totaled R$ 2,552.5 million, 5.5% up on 2006, equivalent to 17.1% of net sales, 30 bps down on the previous year.

Similarly, general and administrative expenses fell by 5.1%, or R$ 26.8 million, in absolute terms and by 40 bps in percentage of net sales terms, reflecting the important improvements achieved throughout the year.

EBITDA margin of 6.9% is the result of greater control over expenses in the year

	2007	2006	Chg.

(R$ million)

EBITDA (after taxes and charges)	1,026.0	886.4	15.7%

EBITDA Margin (after taxes and charges)	6.9%	6.4%	50 bps .(3)
(3) basis points

Annual EBITDA moved up 15.7% over 2006 to R$ 1,026.0 million, even though the gross margin narrowed by 20 bps.

This growth was mainly due to greater control over expenses in the period.

Financial Result
Net financial result negative by R$ 211.2 million in the year

	2007	2006	Chg.

(R$ million)(1)
Financ. Revenue	344.4	433.4	-20.5%
Financ. Expenses	(555.6)	(654.0)	-15.1%

Net Financial Income	(211.2)	(220.6)	-4.3%
(1) Totals may not tally as the figures are rounded off

Financial income totaled R$ 344.4 million in 2007, 20.5% less than the R$ 433.4 million recorded in 2006.

Financial expenses stood at R$ 555.6 million, 15.1% down on the R$ 654.0 million reported in the 2006. This reduction was also due to lower period interest rates (average Selic of 12.0% p.a. in 2007, versus 15.1% p.a. in 2006).

The net financial result for the year was R$ 211.2 million negative, 4.3% down on 2006.

The Company’s annual gross indebtedness, excluding PAFIDC (Pão de Açúcar Receivables Securitization Fund), increased by R$ 407.9 million over 2006, in turn raising the net debt by R$ 625.3 million. The net debt/EBITDA ratio stood at 1.25x in the last 12 months.

Equity Income
FIC breaks even in December

With a 12.5% share of the Group’s sales, FIC (Financeira Itaú CBD) reached the break-even point in December 2007 and should report positive results from 2008 on. Consequently, 2007 equity income was negative by only R$ 2.3 million, versus a negative R$ 52.9 million in 2006.

The client portfolio closed the year at 5.7 million, 12.6% up on 2006, while the receivables portfolio grew by 50.5% to R$ 1,344.9 million.

The main initiatives that contributed to the annual performance were:

- absorption of the portfolio of co-branded cards previously belonging to Credicard;

- continuing growth in card activation levels;

- expansion of the private label card portfolio through increased use, new clients and the migration from private label cards to Mastercard co-branded cards;

- reinitiation of co-branded card sales, including a first-purchase-upon-concession option;

- new client-registering and credit-granting initiatives, with higher limits and more extended payment terms than the competition;

- creation of the CDC (direct consumer credit) for private label cards, with a substantial expansion of clients’ installment payment capacity and a pre-approved credit portfolio of more than R$ 5.0 billion;

- participation in the Varejo na Alma (Retail in the Soul) campaign, whereby store employees encourage card use by customers; as a result, over 250 stores received awards.

FIC changed its in-store operating concept and it is now physically present in all of the Group’s hypermarkets and supermarkets which sell electronic goods (Comprebem da Cidade, for example). In all other stores, it maintains Electronic Service Terminals. In December 2007, it was present and operating in 545 stores.

Minority Interest: Sendas Distribuidora

Gross revenue from operations in Rio de Janeiro totaled R$ 3,209.6 million in 2007, very close to the 2006 figure and equivalent to 18.2% of the Group’s total gross sales. Net revenue in the period totaled R$ 2,783.4 million.

The annual gross margin stood at 26.4%, 30 bps down on the year before. As of the 3Q07, the Company has been seeking a better balance between special offers and regular prices, one of the aims of which being the recovery of profitability through a more appropriate balance between margins and sales.

Operating expenses fell by 70 bps, from 22.7% of net sales in 2006 to 22.0% in 2007, thanks to the implementation of in-store productivity programs, lower expenses from special offers and the creation of a committee to control store-related expenses.

Due to the above-mentioned factors, the EBITDA margin reached 3.4%, versus 3.1% in 2006. In absolute terms, EBITDA moved up 11.7% to R$ 95.0 million.

The net financial result was negative by R$ 116.4 million, a substantially improvement of 23.2%, or R$ 35.2 million, over the previous year, chiefly due to the 32.0% reduction in financial expenses.

The improvement in the operating result, which has been occurring since 3Q07, has allowed the Company to make use of deferred tax credits to such an extent that profit forecasts were reviewed both by Management and the independent auditors. In 2007 as a whole, these credits, deriving from losses in previous fiscal years, totaled R$ 91.5 million.

As a result of these credits, the reduction in expenses and the improved financial result, Sendas Distribuidora recorded an annual loss of R$ 19.2 million, versus a loss of R$ 625.1 million in 2006, when the figure was strongly jeopardized by the review of the financial assumptionsthat backed the future recognition of the goodwill, which resulted in the provisioning of R$ 474.0 million for the partial reduction in goodwill.

Minority Interest: Assai Atacadista

In November 2007, Grupo Pão de Açúcar and the partners of Assai Comercial e Importadora Ltda announced the creation of a joint venture, in which Grupo Pão de Açúcar retains a 60% interest. The stores will continue to operate under the Assai name and under the management of the original partners, with their long-standing experience in the segment, maintaining their primary strengths of low operating costs, competitive prices, attractive product mix and excellent marketing.

In November and December, Assai Atacadista recorded gross sales of R$ 234.2 million and net sales of R$ 200.6 million. Gross profit stood at R$ 29.6 million, with a gross margin of 14.7% .

Operating expenses totaled 10.3% of net sales, while EBITDA amounted to R$ 8.7 million, with a margin of 4.4% . Net income came to R$ 3.7 million, generating a negative minority interest of R$ 1.5 million.

Net Income
Net income climbs 146.6% year-on-year

	2007	2006	Chg.

(R$ million)(1)
Net Income	210.9	85.5	146.6%
Net Margin - %	1.4%	0.6%	80 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

Grupo Pão de Açúcar posted an annual net income of R$ 210.9 million, 146.6% up on 2006.

Annual net income were impacted by R$ 152.9 million, in expenses from the amortization of goodwill (intangible). This is a non-cash expense, which has a positive impact on the Group from the fiscal benefit point of view.

Investments total R$ 980.6 million in 2007

Grupo Pão de Açúcar invested R$ 980.6 million in 2007, 14.4% more than the R$ 857.2 million invested in the previous year.

Most of the funds went towards the opening of 37 new stores (one Pão de Açúcar, seven Extra hypermarkets, five CompreBem, 10 Extra Perto, 13 Extra Fácil and one Assai). As a result, the Group’s total sales area closed the year 9.9% up on the end of 2006.

The main highlights of the year were:

R$ 471.1 million in the opening and construction of new stores;
R$ 181.1 million in the acquisition of strategic sites;
R$ 215.6 million in store renovation;
R$ 112.8 million in infrastructure (technology, logistics and others).

Gross Sales per Format (R$ thousand)

Year	2007	%	2006	%	Chg.(%)

Pão de Açúcar	3,743,624	21.2%	3,644,917	22.1%	2.7%
Extra*	9,114,794	51.7%	8,419,003	51.1%	8.3%
CompreBem	2,910,293	16.5%	2,692,317	16.4%	8.1%
Extra Eletro	330,061	1.9%	365,444	2.2%	-9.7%
Sendas**	1,309,560	7.4%	1,338,615	8.1%	-2.2%
Assai	234,230	1.3%	-	-	-

Grupo Pão de Açúcar	17,642,562	100.0%	16,460,296	100.0%	7.2%

* Include sales of banners Extra Fácil e Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

Year	2007	%	2006	%	Chg.(%)

Pão de Açúcar	3,149,125	21.1%	3,091,710	22.3%	1.9%
Extra*	7,664,773	51.4%	7,050,100	50.8%	8.7%
CompreBem	2,477,066	16.6%	2,279,451	16.4%	8.7%
Extra Eletro	260,799	1.8%	285,560	2.1%	-8.7%
Sendas**	1,150,533	7.7%	1,173,582	8.4%	-2.0%
Assai	200,591	1.4%	-	-	-

Grupo Pão de Açúcar	14,902,887	100.0%	13,880,403	100.0%	7.4%

* Include sales of banners Extra Fácil e Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	Extra Perto	Extra Fácil	Assai	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2006	164	83	50	186	62	-	4	-	549	1,217,984	63,607

Opened		4		4		5	8		21
Closed	(4)		(8)	(11)			(1)		(24)
Converted	(1)					1			-

9/30/2007	159	87	42	179	62	6	11	-	546	1,247,884	62,842

Opened	1	3		1		5	5	15*	30
Closed	(1)								(1)
Converted	(6)	1		(2)		4	3		-

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

* Includes 14 stores acquired in nov/07.

Information by Format on December 31, 2007

	# Checkouts	# Employees	# Stores	Sales Area (m2 )
Pão de Açúcar	1,877	14,260	153	202,458
CompreBem	2,053	8,274	178	226,289
Sendas	899	4,875	62	105,805
Extra	3,687	23,170	91	689,887
Extra Perto	276	1,261	15	40,663
Extra Eletro	139	654	42	27,611
Extra Fácil	67	150	19	4,783
Assai	325	2,850	15	40,833
Total Stores	9,323	55,494	575	1,338,329
Headquarters		2,435
Prevention of Losses		3,943
Distribution Centers		4,293
Total Grupo Pão de Açúcar	9,323	66,165	575	1,338,329

Sales Breakdown (% of Net Sales)

	2007 Year	2006 Year
Cash	50.1%	49.6%
Credit Card	39.8%	38.6%
Food Voucher	7.8%	8.0%
Credit	2.3%	3.8%
Post-dated Checks	1.5%	2.0%
Installment Sales	0.8%	1.8%

Productivity Indexes (in nominal R$)

Gross Sales per m2 /month
	2007	2006	chg.(%)
Pão de Açúcar	1,480	1,315	12.5%
CompreBem	1,060	1,050	1.0%
Sendas	1,047	984	6.4%
Extra	1,072	1,162	-7.7%
Extra Eletro	943	903	4.4%
Grupo Pão de Açúcar	1,135	1,147	-1.0%

Gross sales per employee/month
	2007	2006	chg.(%)
Pão de Açúcar	22,893	22,487	1.8%
CompreBem	29,125	27,225	7.0%
Sendas	24,960	22,040	13.2%
Extra	28,668	29,054	-1.3%
Extra Eletro	41,657	50,565	-17.6%
Grupo Pão de Açúcar	27,003	26,587	1.6%

Average ticket - Gross sales
	2007	2006	chg.(%)
Pão de Açúcar	27.9	25.3	10.3%
CompreBem	20.9	19.7	6.1%
Sendas	23.2	21.7	6.9%
Extra	46.8	49.5	-5.5%
Extra Eletro	382.8	339.3	12.8%
Grupo Pão de Açúcar	32.6	32.1	1.6%

Gross sales per checkout/month
	2007	2006	chg.(%)
Pão de Açúcar	161,845	144,805	11.8%
CompreBem	116,846	133,854	-12.7%
Sendas	122,859	116,063	5.9%
Extra	183,404	182,623	0.4%
Extra Eletro	188,863	184,568	2.3%
Grupo Pão de Açúcar	156,935	151,816	3.4%

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

ASSETS
Current assets
Cash and banks		271,575	146,869	414,013	247,677
Marketable securities	3	478,957	381,785	650,119	1,033,834
Trade accounts receivable	4	923,165	756,359	1,816,362	1,621,592
Inventories	5	1,154,303	944,147	1,534,242	1,231,963
Recoverable taxes	6	264,770	256,306	379,980	378,849
Deferred income and social contribution taxes	17	68,303	101,794	88,128	238,676
Receivables securitization fund	7	54,621	-	-	-
Other		102,670	100,037	126,288	125,825

Total current assets		3,318,364	2,687,297	5,009,132	4,878,416

Noncurrent assets
Long-term assets
Receivables securitization fund	7	-	164,034	-	-
Trade accounts receivable	4	-	-	371,221	334,247
Recoverable taxes	6	135,062	94,459	142,159	95,970
Deferred income and social contribution taxes	17	556,864	557,558	1,026,540	837,676
Amounts receivable from related parties	8	332,083	578,884	252,890	245,606
Judicial deposits	16	133,666	112,036	205,000	163,065
Other		23,186	14,091	55,969	17,634

Total noncurrent assets		1,180,861	1,521,062	2,053,779	1,694,198

Permanent assets
Investments	9	1,365,370	1,116,870	110,987	79,557
Property and equipment	10	4,157,570	3,569,815	4,820,179	4,241,040
Intangible assets	11	290,560	413,822	674,852	630,945
Deferred charges	12	77,085	76,063	77,177	76,281

Total permanent assets		5,890,585	5,176,570	5,683,195	5,027,823

Total noncurrent assets		7,071,446	6,697,632	7,736,974	6,722,021

TOTAL ASSETS		10,389,810	9,384,929	12,746,106	11,600,437

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

LIABILITIES
Current liabilities
Suppliers		1,838,596	1,694,683	2,324,975	2,027,268
Loans and financings	13	161,698	511,321	1,439,029	871,321
Debentures	14	27,881	414,761	27,881	414,761
Payroll and charges		137,031	146,988	173,053	173,010
Taxes and social contributions payable	15	81,884	53,602	102,418	68,675
Dividends proposed	18	50,084	20,312	50,084	20,312
Financing due to purchase of property		15,978	44,366	15,978	44,366
Rentals payable		29,299	27,676	44,159	40,924
Other		136,159	97,622	175,137	163,272

Total current liabilities		2,478,610	3,011,331	4,352,714	3,823,909

Noncurrent liabilities
Loans and financing	13	683,126	139,597	919,294	1,382,152
Debentures	14	779,650	-	779,650	-
Provision for capital deficiency	9	28,623	43,673	-	-
Taxes paid by installments	15	239,896	248,163	250,837	261,101
Provision for contingency	16	1,156,954	1,084,722	1,216,189	1,137,627
Other		10,959	15,316	77,612	25,105

Total noncurrent liabilities		2,899,208	1,531,471	3,243,582	2,805,985

Minority interest		-	-	137,818	128,416

Shareholders’ Equity
Capital stock	18	4,149,858	3,954,629	4,149,858	3,954,629
Capital reserves	18	517,331	517,331	517,331	517,331
Profit reserves	18	344,803	370,167	344,803	370,167

		5,011,992	4,842,127	5,011,992	4,842,127

Total liabilities and shareholders’ equity		10,389,810	9,384,929	12,746,106	11,600,437

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Gross operating income		12,787,417	11,905,981	17,642,563	16,460,296
Taxes on sales		(2,054,032)	(1,932,528)	(2,739,676)	(2,579,893)

Net sales revenues		10,733,385	9,973,453	14,902,887	13,880,403

Cost of goods sold		(7,688,807)	(7,171,308)	(10,724,499)	(9,962,965)

Gross profit		3,044,578	2,802,145	4,178,388	3,917,438

Operating income (expenses)
Selling		(1,839,518)	(1,729,753)	(2,552,453)	(2,418,929)
General and administrative		(337,381)	(353,266)	(500,347)	(527,145)
Depreciation and amortization		(430,979)	(399,922)	(550,696)	(547,943)
Taxes and charges		(64,993)	(52,888)	(99,575)	(84,923)
Financial expenses	19	(385,547)	(477,119)	(555,578)	(654,025)
Financial income	19	233,589	319,772	344,413	433,398
Equity in the results of subsidiaries	9	64,824	27,436	(28,923)	(53,197)

		(2,760,005)	(2,665,740)	(3,943,159)	(3,852,764)

Operating income		284,573	136,405	235,229	64,674
Non-operating income	22	(10,451)	(17,008)	(9,084)	(323,229)

Income (loss) before income and social
contribution taxes and employees’ profit
sharing		274,122	119,397	226,145	(258,555)
Income and social contribution taxes	17	(53,919)	(20,452)	(11,404)	(1,472)

Income (loss) before employees’ profit
sharing		220,203	98,945	214,741	(260,027)

Minority interest		-	-	9,536	358,972
Employees’ profit sharing		(9,325)	(13,421)	(13,399)	(13,421)

Net income for the year		210,878	85,524	210,878	85,524

Shares at the end of the year		227,920	227,543	(*)

Net income for the year per share		0.925	0.376

(*) Taking into account the reverse share split mentioned in Note 18.

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY
Years ended December 31, 2007 and 2006
(In thousands of reais)

				Profit reserves

			Special
		Capital	goodwill			Profit	Retained
	Note	stock	reserve	Legal	Expansion	Retention	earnings	Total

Balances at December 31, 2005		3,680,240	-	118,797	240,460	212,875	-	4,252,372

Capital stock increase
Capitalization of reserves		267,177	-	-	(240,460)	(26,717)	-	-
Payment of capital		7,212	-	-	-	-	-	7,212
Allocation of reserves		-	-	-	167,542	(167,542)	-	-
Merger of parent company		-	517,331	-	-	-	-	517,331
Net income for the year		-	-	-	-	-	85,524	85,524
Legal reserve		-	-	4,276	-	-	(4,276)	-
Dividends proposed		-	-	-	-	-	(20,312)	(20,312)
Reserve for profit retention		-	-	-	-	60,936	(60,936)	-

Balances at December 31, 2006		3,954,629	517,331	123,073	167,542	79,552	-	4,842,127

Capital stock increase
Capitalization of reserves	18	186,158	-	-	(167,542)	(18,616)	-	-
Subscribed capital	18	9,071	-	-	-	-	-	9,071
Allocation of reserves	18	-	-	-	54,842	(54,842)	-	-
Net income for the year	18	-	-	-	-	-	210,878	210,878
Legal reserve	18	-	-	10,544	-	-	(10,544)	-
Dividends proposed	18	-	-	-	-	-	(50,084)	(50,084)
Reserve for profit retention	18	-	-	-	-	150,250	(150,250)	-

Balances at December 31, 2007		4,149,858	517,331	133,617	54,842	156,344	-	5,011,992

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

FINANCIAL RESOURCES WERE PROVIDED BY
Operations
Net income for the year		210,878	85,524	210,878	85,524
Item not affecting working capital
Deferred income and social contribution taxes	17	694	(3,961)	(188,864)	63,202
Interest and long-term monetary variations, net		80,597	83,467	82,747	184,093
Realization of deferred gain		-	(58,151)	-	(58,151)
Equity in the results of subsidiaries	9	(64,824)	(27,436)	28,923	53,197
Depreciation and amortization		430,979	399,922	550,696	547,943
Book cost of property and equipment written-off		10,201	44,586	11,062	84,014
Provision for contingency	16	50,255	89,562	71,103	94,010
Provision for property and equipment write-offs and losses	11	1,860	6,535	2,205	12,685
Provision for goodwill amortization		-	-	-	268,886
Minority interest		-	-	(9,536)	(358,972)

		720,640	620,048	759,214	976,431
Shareholders
Capital increase	18	9,071	7,212	9,071	7,212
Increase in special goodwill reserve		-	37	-	37
Third parties
Long-term financing and loans		1,323,207	6,400	1,323,208	6,400
Decrease in other noncurrent assets		351,647	299,400	-	57,758
Effect on consolidated net working capital by minority
shareholders’ contribution		-	-	12,000	-

Total funds provided		2,404,565	933,097	2,103,493	1,047,838

FINANCIAL RESOURCES WERE USED FOR
Additions to investments	9	208,136	1,732	285,329	70,444
Additions to property and equipment	10	909,384	783,276	980,626	854,295
Additions to intangible assets	11	500	3,687	8,266	3,687
Additions to deferred charges	12	16,387	28,512	16,503	28,640
Transfer to current liabilities	18	56,286	910,443	1,033,697	1,151,050
Increase in long-term assets		-	-	127,077	-
Dividends proposed	18	50,084	20,312	50,084	20,312

Total funds used		1,240,777	1,747,962	2,501,582	2,128,428

Increase (decrease) in net working capital		1,163,788	(814,865)	(398,089)	(1,080,590)

Statements of increase (decrease) in net working capital
Current assets
At the end of the year		3,318,364	2,687,297	5,009,132	4,878,416
At the beginning of the year		2,687,297	2,637,443	4,878,416	4,704,528

		631,067	49,854	130,716	173,888

Current liabilities
At the end of the year		2,478,610	3,011,331	4,352,714	3,823,909
At the beginning of the year		3,011,331	2,146,612	3,823,909	2,569,431

		(532,721)	864,719	528,805	1,254,478

Increase (decrease) in net working capital		1,163,788	(814,865)	(398,089)	(1,080,590)

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

     STATEMENTS OF CASH FLOW
Years ended December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Cash flow operating activities
Net income for the year	17	210,878	85,524	210,878	85,524
Adjustment for reconciliation of net income
Deferred income tax	17	34,185	(38,652)	(38,316)	(90,729)
Residual value of written-off permanent assets		10,116	30,796	10,978	70,223
Net gains by corporate dilution		-	(58,151)	-	(58,151)
Depreciation and amortization		430,979	399,922	550,696	547,943
Interest and monetary variations, net of payment		(101,202)	136,138	9,518	375,519
Equity accounting	9	(64,824)	(27,436)	28,923	53,197
Provision for contingency	16	50,255	89,562	71,103	94,010
Provision for property and equipment writen-off and
losses		1,860	6,535	2,205	12,685
Provision for goodwill amortization		-	-	-	268,886
Minority interest		-	-	(9,536)	(358,972)

		572,247	624,238	836,449	1,000,135

(Increase) decrease in assets
Accounts receivable		(137,654)	(90,449)	(211,916)	(226,079)
Advances to suppliers and employees		-	4,182	-	3,755
Inventories		(210,057)	(104,040)	(215,623)	(116,677)
Recoverable taxes		16,248	24,098	(19,291)	13,065
Other assets		(38,496)	2,614	(35,030)	(14,794)
Related parties		246,134	185,478	(2,510)	(39,079)
Judicial deposits		(9,315)	11,232	(24,844)	5,159

		(133,140)	33,115	(509,214)	(374,650)

Increase (decrease) in liabilities
Suppliers		112,977	353,747	236,672	373,034
Payroll and related charges		(10,019)	17,372	(6,910)	15,371
Income and social contribution taxes payable		2,507	(152,232)	5,853	(165,468)
Other accounts payable		(13,177)	55,673	(417)	89,133

		92,288	274,560	235,198	312,070

Net cash generated in operating activities		531,395	931,913	562,433	937,555

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CASH FLOW (Continued)
Years ended December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Cash flow from investment activities
Net cash in merger of subsidiaries		20	1,090	20	-
Receipt of amortization of PAFDIC quotas		134,156	28,509	-	-
Acquisition of companies		-	(1,732)	(224,777)	(4,107)
Additions to investment		(208,136)	-	(60,553)	(70,445)
Acquisition of property and equipment		(937,775)	(756,649)	(1,009,017)	(827,665)
Increase in intangible assets	11	(500)	(3,807)	(8,266)	(1,322)
Increase in deferred assets	12	(16,387)	(28,512)	(16,503)	(28,640)
Disposal of property and equipment		85	13,790	85	13,791

Net cash used in investment activities
		(1,028,537)	(747,311)	(1,319,011)	(918,388)

Cash flow from financing activities
Capital increase	18	9,071	7,212	9,071	7,212
Effect on consolidated cash and cash equivalents by
capital contribution		-	-	12,000	-
Increase in capital reserve		-	37	-	37
Financing		-	-	-	-
Funding and refinancing		1,806,676	81,967	2,455,859	199,549
Payments		(1,076,415)	(413,743)	(1,917,419)	(593,238)
Payment of dividends	18	(20,312)	(62,053)	(20,312)	(62,053)

Net cash generated by (used) in financing activities		719,020	(386,580)	539,199	(448,493)

Increase (decrease), net, in cash, banks and
marketable securities		221,878	(201,978)	(217,379)	(429,326)

Cash, banks and marketable securities at the end of
the year		750,532	528,654	1,064,132	1,281,511
Cash, banks and marketable securities at the
beginning of the year		528,654	730,632	1,281,511	1,710,837

Variation in cash, banks and marketable securities		221,878	(201,978)	(217,379)	(429,326)

Cash flow additional information
Interest paid from loans and financing		285,165	112,018	490,383	113,568

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

     STATEMENTS OF ADDED VALUE
Years ended December 31, 2007 and 2006
(In thousands of reais)

		Parent Company				Consolidated

	Note	2007	%	2006	%	2007	%	2006	%

Revenues
Sales of goods		12,787,417		11,905,981		17,642,563		16,460,296
Credit writen-off		5,346		(14,835)		2,138		(15,622)
Non-operational		(10,451)		(17,008)		(9,084)		(323,229)

		12,782,312		11,874,138		17,635,617		16,121,445

Inputs acquired from third
parties
Cost of goods sold		(9,286,173)		(8,617,840)		(12,905,141)		(11,946,357)
Materials, electricity, third
parties’ services and other		(957,775)		(862,229)		(1,341,285)		(1,238,972)

		(10,243,948)		(9,480,069)		(14,246,426)		(13,185,329)

Gross added value		2,538,364		2,394,069		3,389,191		2,936,116

Retentions
Depreciation and
amortization		(454,721)		(408,721)		(578,725)		(559,592)

Net added value produced
by entity		2,083,643		1,985,348		2,810,466		2,376,524

Received in transfer
Equity accounting		64,824		27,436		(28,923)		(53,197)
Minority interest		-		-		9,536		358,972
Financial income	19	233,589		271,664		344,413		382,761

		298,413		299,100		325,026		688,536

Total added value to
distribute		2,382,056	100.0	2,284,448	100.0	3,135,492	100.0	3,065,060	100.0

Distribution of added value
Payroll and charges		(973,060)	40.8	(936,629)	43.3	(1,303,257)	41.6	(1,259,446)	43.7
Taxes, fees and
contributions		(572,626)	24.0	(580,873)	22.8	(687,995)	21.9	(728,459)	20.5
Interest and rentals		(625,492)	26.3	(681,422)	30.5	(933,362)	29.8	(991,631)	33.4
Dividends	18	(50,084)	2.1	(20,312)	-	(50,084)	1.6	(20,312)	-

Profit retention		160,794	6.8	65,212	3.4	160,794	5.1	65,212	2.4

These notes are an integral part of the financial statements.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”. At December 31, 2007, the Company had 575 stores in operation (549 stores in 2006), of which 400 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 52 by Sé Supermercados Ltda. ("Sé"), 102 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora") and 15 stores operated by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”).

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 9 (e)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Casino joint venture agreement

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (“Vieri”), which became the parent company of GPA, whose control is shared by both group of shareholders.

The General Meeting held at December 20, 2006, approved the merger of Vieri into the Company, which cancelled shares issued thereby owned by Vieri and consequently issued, in equal number, Company’s new common shares, all non-par, registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), sole Vieri’s shareholder at the time of merger. Wilkes was incorporated to operate as GPA’s holding company.

The accounting records of merger process maintained for corporate and tax purposes show specific accounts related to goodwill, provision, respective amortization and reversal of provision established and tax credit (Note 17 (b) (iii)).

1. Operations (Continued)

d) Acquisition of Rossi Chain

GPA leased five stores from Rossi Monza chain. Four of them are located in the eastward zone of the city of São Paulo and one in the city of Guarulhos. Leased stores amount to 15.5 thousand m² sales area. Out of the five units leased of Rossi Monza, 4 of them were converted into the brands Extra Perto and CompreBem. Said leasing was executed within a 5-year term, by means of an advance in the amount of R$45,500.

e) Acquisition of Barcelona - (“ASSAI”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda. (“Assai”) related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA, that already operates with different types of stores, now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

2. Basis of Preparation and Presentation of the Financial Statements

The individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission “CVM” and by the Brazilian Institute of Accountants “IBRACON”.

The conclusion of the preparation of these financial statements was authorized at the board of executive officers meeting, held at February 26, 2008.

In view of the implementation of guidelines established by IBRACON for presentation and disclosure of financial statements defined in Accounting Standards and Procedures (“NPC”) 27 issued at October 3, 2005, some items of the balance sheet for the year ended December 31, 2006 were reclassified in order to comply with these guidelines and allow the comparison.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

With a view to providing additional information, the following is presented: (a) statement of cash flows, prepared in accordance with NPC 20/99 issued by IBRACON and (b) statement of added value, in accordance with the Resolution of the Federal Accounting Council “CFC” 1,010 as of January 21, 2005.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

(i) Cash and Banks

Cash and cash equivalents include the cash and checking account balances.

(ii) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet dates and not exceeding the market value. The marketable securities are redeemable at any time.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible.

The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 9 (e)).

The Company carries out securitization operations of its accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 4 (b) and Note 7).

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

c) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

g) Intangible assets

Intangible assets include goodwill derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

h) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models we recorded based on feasibility studies and are amortized for a term not exceeding five years.

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of financial assets and liability instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

k) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998 CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 16).

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

m) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of merchandise includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date as if net income of the year was fully distributed. Earnings may be distributed, used for capital increase purposes, or to compose the profit reserve for expansion, based on capital budget.

o) Allocation of net income

The financial statements reflect the Board of Directors’ proposal to allocate the net income for the year in the assumption of its approval by the Annual General Meeting.

p) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the annual information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, Sevilha, CBD Panamá Trading Corp. (“CBD Panamá”) and CBD Holland B.V. (“CBD Holland”). The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

p) Consolidated financial statements (Continued)

	Interest %

	2007		2006

	Direct	Indirect	Direct	Indirect

Novasoc	10.00	-	10.00	-
Sé	93.05	6.95	91.92	8.08
Sendas Distribuidora	-	42.57	-	42.57
PAFIDC	617	0.73	17.81	2.50
PA Publicidade	99.99	-	99.99	-
Sevilha	-	99.99	-	-
Barcelona	-	60.00	-	-
CBD Panamá	-	100.00	-	-
CBD Holland	100.00	-	-	-
Versalhes	-	-	90.00	10.00
Auto Posto MFP	-	-	99.99	-
Auto Posto Sigua	-	-	99.99	-
Lourenção	-	-	99.99	-
Nova Saper	-	-	99.97	-
Obla Participações	-	-	99.99	-

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

As of July 2007, the companies Versalhes Comércio de Produtos Eletrônicos Ltda (“Versalhes”), Auto Posto MFP Ltda (“MFP”), Auto Posto Sigua Ltda (“Sigua”), Lourenção Supermercados Ltda (“Lourenção”), Nova Saper Participações Ltda (“Nova Saper”) and Obla Participações Ltda (“Obla”) are presented as part of these operations, in view of the merger of respective subsidiaries into the Company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the accounting financial statements.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

p) Consolidated Financial Statements (Continued)

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s financial statements, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of Miravalles lies on another partner quotaholder, Miravalles is not consolidated in the Company’s financial statements.

3. Marketable Securities

The marketable securities at December 31, 2007 and 2006 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
Resulting from sales through:
Credit card companies	271,123	222,182	409,731	299,272
Customer credit financing	-	28	-	30
Sales vouchers and others	72,939	49,437	88,107	63,422
Credit sales with post-dated checks	30,523	19,921	45,450	28,699
Accounts receivable- subsidiaries	149,295	134,121	-	-
Allowance for doubtful accounts	(4,999)	(12,329)	(6,421)	(12,597)
Resulting from Commercial Agreements	404,284	342,999	453,889	397,098

	923,165	756,359	990,756	775,924

Accounts receivable - PAFIDC	-	-	825,606	845,668

	-	-	825,606	845,668

	923,165	756,359	1,816,362	1,621,592

Noncurrent
Trade accounts receivable - Paes Mendonça	-	-	371,221	334,247

	-	-	371,221	334,247

4. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (ditto for 2006) for settlement in up to 60 days.

Accounts receivable from subsidiaries relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC. The volume of operations was R$7,381,416 in 2007 (R$7,299,680 in 2006), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$125,487 in 2007 (R$139,485 in 2006), recognized as financial expenses in income for 2007 and 2006, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at December 31, 2007 and 2006 was R$825,606 and R$845,668, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable of Paes Mendonça relate to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company. Maturity of accounts receivable is linked to lease agreements (Note 9 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

4. Trade Accounts Receivable (Continued)

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	2007	2006	2007	2006

Resulting from:
Credit sales with post-dated checks	(946)	(101)	(1,390)	(106)
Corporate sales	(3,804)	(12,120)	(4,715)	(12,319)
Other acccounts receivable	(249)	(108)	(316)	(172)

	(4,999)	(12,329)	(6,421)	(12,597)

5. Inventories

	Parent Company		Consolidated

	2007	2006	2007	2006

Stores	685,905	594,592	995,332	817,501
Warehouses	468,398	349,555	538,910	414,462

	1,154,303	944,147	1,534,242	1,231,963

6. Recoverable Taxes

The balances of recoverable taxes at December 31, 2007 and 2006 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
Tax on sales	198,361	167,409	299,399	278,927
Income tax and other	66,409	88,897	80,581	99,922

	264,770	256,306	379,980	378,849
Noncurrent
Taxes on sales	57,051	87,340	61,589	87,340
ICMS and other	78,011	7,119	80,570	8,630

	135,062	94,459	142,159	95,970

Total of taxes recoverable	399,832	350,765	522,139	474,819

7. Pão de Açúcar Receivables Securitization fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived from credit cards sales, meal ticket, installment system or post-dated checks. In the fourth quarter of 2005, the fund no longer acquired receivables from installment system and in July 2007, receivables from post-dated checks.

PAFIDC has a predetermined duration of five (5) years, renewable for an additional five-year period, maturing on May 26, 2008. The capital structure of the fund, at December 31, 2007, is composed of 10,256 senior quotas (10,126 in 2006), held by third parties in the amount of R$823,802, which represent 93.1% of the fund’s equity (79.7% in 2006) and 2,864 subordinated quotas (2,439 in 2006) held by the Company and subsidiaries in the amount of R$61,012, which represent 6.9% of the fund’s equity (20.3% in 2006).

The net assets of PAFIDC at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Assets
Available funds	64,466	75,689
Accounts receivable	825,606	845,668

Total assets	890,072	921,357

Liabilities
Accounts payable	5,258	193
Shareholders’ equity	884,814	921,164

Total liabilities	890,072	921,357

The subordinated quotas were attributed to the Company and are recorded in the current assets as participation in the securitization fund, the balance of which at December 31, 2007 was R$54,621 (R$164,034 in 2006 in the noncurrent assets). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

Pursuant to the Quotaholders’ General Meeting held at September 18, 2007, the 3rd issue of the Fund’s quotas was authorized. The issue was concluded at October 5, 2007, composed of one hundred and thirty (130) senior quotas, in a single series, series C, in the total amount of R$130,000, and four hundred twenty-five (425) subordinated quotas, in the total amount of R$7,669, amounting to R$137,669.

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The purpose of this issue was to recover the fund’s equity in view of the extraordinary amortization of subordinated quotas occurred in July 2007, when the Quotaholders’ General Meeting, resolved on the reduction of subordinated quotas interest from 20% to 5% of the total Shareholders’ Equity. Thus, the fund regained the same capacity of purchasing receivables it had previous to said amortization.

The series A senior quotas reached benchmark profitability of 103.0% of CDI, variable interest interbank fee, from first subscription of quotas to February 20, 2004, and 105.0% of CDI after such date; the series B senior quotas were yielded at 101.0% of CDI; the series C senior quotas were yielded at 100.0% of CDI + 0.5% p.a.. The remaining balance of results will be attributed to the subordinated quotas. The series B quotaholders will redeem the remaining balance of R$133,682 (R$238,993 in 2006), at the end of the fund’s term at May 26, 2008. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at December 31, 2007 corresponds to R$556,776 (R$495,131 in 2006). The series C quotaholders will redeem the balance of R$133,344 at the end of the fund’s term (Note 13 (iii)).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The fund financial information for the years ended at December 31, 2007 and 2006 were audited by other independent auditors and are consolidated into the Company’s financial statements. In the year ended at December 31, 2007, total assets and net income of this investee represent 7% and 13.3%, respectively, in relation to the Company’s consolidated financial statements (7.9% and 39.2% of total assets and net income, respectively, compared to the Company’s consolidated financial statements in the year ended in 2006).

8. Balances and Transactions with Related Parties

Balances

Company	Accounts receivable (payable)	Trade commissions receivable (payable)	Intercompany receivable (payable)	Dividends payable

Pão de Açúcar Indústria e Comércio S.A.	1.171	-	-	-
Casino	4.171	-	-	(6.820)
Wilkes	-	-	-	(13.606)
Onyx 2006 Participações Ltda.	-	-	-	(4.693)
Rio Plate Empreendimentos e
Participações Ltda.	-	-	-	(928)
Península Participações Ltda.	(12.522)	-	-	(1.176)
Sendas S.A.	-	-	17.825	-
Novasoc	29.094	19.206	-	-
Sé	69.229	313.197	-	-
Sendas Distribuidora	46.871	(151.474)	105.026	-
FIC	14.376	-	-	-
Others	-	13.927	-	(22.861)

Balance at 12.31.2007	152.390	194.856	122.851	(50.084)

Balance at 12.31.2006	61.185	453.642	108.616	11.777

Transactions held during the year ended at December 31, 2007

Company	Services rendered and rents	Net sales	Net financial income (expenses)	Dividends paid

Pão de Açúcar Indústria e Comércio S.A.	(6.280)	-	-	-
Wilkes	-	-	-	7.946
Onyx 2006 Participações Ltda.	-	-	-	1.906
Casino	(6.255)	-	-	384
Rio Plate Empreendimentos e
Participações Ltda.	-	-	-	377
Fundo de Invest.Imob.Península	(117.072)	-	-	478
Novasoc	7.220	195.741	-	-
Sé	16.064	490.594	-	-
Sendas Distribuidora	126.852	220.001	(2.805)	-
Versalhes	-	(128.171)	-	-
Barcelona	(426)	-	-	-
Other	(11.830)	-	(908)	9.221

Balance at 12.31.2007	8.273	778.165	(3.713)	20.312

Balance at 12.31.2006	41.055	504.366	32.237	32.615

Accounts receivable and sale of goods relate to the supply of stores Novasoc, Sé, Sendas Distribuidora and Versalhes, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at prices and conditions agreed upon among the parties. The trade commission contracts are subject to an administration fee.

8. Balances and Transactions with Related Parties (Continued)

(i) Leases

The Company leases 20 properties from the Diniz Group (21 in 2006). Payments under such leases in the year ended at December 31, 2007 totaled R$11,649 (R$15,180 in 2006), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Sendas Distribuidora leases 57 properties from the Sendas Group and 8 properties from the Company (57 and 7 in 2006, respectively). In the year ended at December 31, 2007, the total lease payments amounted to R$33,244 and R$5,832, respectively (R$29,466 and R$4,989 in 2006, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$10,529 was advanced to Sendas S.A. regarding the lease of 7 stores, which are being amortized in 37 installments.

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

At October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. The Company was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, the Company has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases.

The total amount paid under these leases in the year ended at December 31, 2007 was R$117,072, of which R$113,663 was paid by the Company, R$2,932 paid by Novasoc and R$477 paid by Sé (R$114,943 in 2006, of which R$111,539 was paid by the Company, R$2,951 paid by Novasoc and R$453 paid by Sé). These amounts include an additional contingent lease based on 2.0% of revenues from stores.

(iii)Apportionment of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) rendered to subsidiaries and affiliated companies are passed on by the cost amount effectively incurred with such services.

8. Balances and Transactions with Related Parties (Continued)

(iv) Technical Assistance Agreement with Casino

In the Company’s Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide technical assistance services to the Company in the human resources, private label, marketing and communications, global campaigns and administrative assistance areas. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. In the year ended at December 31, 2007, the Company paid R$6,255 (R$6,271 in 2006), in connection with the services provided for in such agreement.

9. Investments

a) Information on investments at December 31, 2007 and 2006

	2007

	Shares/ quotas held	Interest in capital stock %	Capital stock	Shareholders’ equity (capital deficiency)	Net income / loss for the year

Novasoc	1,000	10.00	10	(28,623)	14,684
Sé	1,433,671,368	100.00	1,433,653	1,464,250	51,980
Sendas Distribuidora	449,999,994	42.57	835,677	4,410	(19,193)
Miravalles	127,519	50.00	279,179	221,363	(57,818)
PA Publicidade	99,999	99.99	100	1,156	723
Sevilha	227,009,990	99.99	226,992	228,250	1,257
Barcelona	9,006,000	60.00	15,020	37,778	3,717
CBD Panamá	1,500	100.00	-	173	173
CBD Holland B.V.	180	100.00	-	217	-

	2006

	Shares/ quotas held	Interest in capital stock %	Capital stock	Shareholders’ equity (capital deficiency)	Net income / loss for the year

Novasoc	1,000	10.00	10	(43,307)	11,285
Sé	1,233,671,368	91.92	1,233,671	1,212,288	16,833
Sendas Distribuidora	450,001,000	42.57	835,677	23,603	(625,060)
Miravalles	42,250	50.00	260,888	158,502	(105,902)
Nova Saper	36,362	99.99	-	100	-
Versalhes	10,000	90.00	10	(358)	113
Auto Posto MFP	14,999	99.99	15	304	289
Auto Posto Sigua	29,999	99.99	30	(44)	(74)
PA Publicidade	9,999	99.99	10	433	333
Lourenção	1,905,615	99.99	1,906	1,496	(136)

9. Investments (Continued)

b) Change in investments

	Parent Company					Consolidated

	Novasoc	Sé	Lourenção	Other	Total	Total

Balance at December 31 , 2005	-	1,098,863	-	251	1,099,114	62,355

Additions	-	-	1,632	100	1,732	70,444
Write-offs	-	-	-	-	-	(45)
Equity accounting	11,285	15,473	(136)	814	27,436	(53,197)
Merger	-	-	-	5,008	5,008	-
Transfer to deferred	-	-	-	(5,078)	(5,078)	-
Transfer to capital deficiency	(11,285)	-	-	(57)	(11,342)	-

Balances at December 31 , 2006	-	1,114,336	1,496	1,038	1,116,870	79,557

Additions	-	199,982	-	8,154	208,136	73,910
Write-offs	-	-	-	(99)	(99)	(99)
Merger	-	-	(1,308)	(866)	(2,174)	(13,458)
Equity accounting	14,684	49,418	(188)	910	64,824	(28,923)
Transfer to intangible	-	-	-	(7,765)	(7,765)	-
Transfer to capital deficiency	(14,684)	-	-	262	(14,422)	-

Balance at December 31 , 2007	-	1,363,736	-	1,634	1,365,370	110,987

(i) Novasoc: It has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities prior to the leasing agreement. The operating lease annual rental payments amounted to R$9,101 in the year ended at December 31, 2007 (R$8,919 in 2006), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At December 31, 2007, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$28,623 (R$43,307 in 2006), under “Provision for capital deficiency” to recognize its obligations before creditors.

(ii) Sé – It holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

9. Investments (Continued)

b) Change in investments (Continued)

(iii) At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

Assai is a chain of stores in the “cash & carry segment” known as “atacarejo” (wholesale+retail) with 33 years of activities in this segment. Assai currently has 2,700 employees and 15 stores located in the state of São Paulo, seven in the city of São Paulo and other stores in the cities of Santos, Sorocaba, Jundiaí, Osasco, São Bernardo, Guarulhos (2) and Ribeirão Preto. The stores will continue operating with the Assai banner and will maintain their main distinguished features: low operating cost, competitive prices, mix of goods and communication.

For non-controlling shareholders hold 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

  The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account;

  Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option (“CALL”) of total partners’ shares – 40%:

  Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;

  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year - by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

9. Investments (Continued)

b) Change in investments (Continued)

  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;

  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Board of Directors will be composed of 7 members, with a 3-year term of office. GPA shall be responsible for the appointment of 4 members and former partners of Assai shall be responsible for the appointment of 3 members, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

c) Investment agreement – Company and Sendas

In February 2004, based on the Investment and Association Agreement, the Company and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both chains in the state of Rio de Janeiro. The Company’s indirect interest in Sendas Distribuidora at December 31, 2007 corresponded to 42.57% of total capital. Pursuant to the shareholders’ agreement, it is incumbent upon GPA’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora.

Pursuant to its Shareholders’ Agreement, as from February 1, 2007, Sendas S.A had the right to swap its paid-in shares or a portion thereof, for preferred shares of the Company. At December 31, 2007, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% not paid-in yet. Pursuant to the 2nd addendum to the Shareholders’ Agreement, Sendas S.A. shall pay-in the remaining installment of R$200,000 up to 2014.

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and appealed and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding. The arbitration is still in the discovery phase and answers to the initial pleadings, which hinder the legal counsels representing the Company to assess the outcome and eventual settlement amount of the proceeding.

In view of current phase of discussions, the Company’s Management did not alter the interest percentage currently used for the purposes of equity accounting calculation and consolidation of Sendas’ financial statements.

d) Subscription of capital carried out by AIG Group in Sendas

On November 30, 2004 the shareholders of Sendas Distribuidora and investment funds of AIG group ("AIG"), entered into an agreement by which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to the receipt of dividends, up to November 30, 2008.

Pursuant to the agreement, the Company and AIG mutually granted themselves crossed put and call options of shares acquired by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon the exercise of options mentioned above, the shares issued by Sendas Distribuidora shall represent an AIG credit against the Company, which may be used to subscribe up to six million preferred shares issued by the Company that will be created in a future capital increase.

9. Investments (Continued)

d) Subscription of capital carried out by AIG Group in Sendas (Continued)

The price of future issue of preferred shares of the Company will be determined based on the market value at the time of issue, and the intention is to enable the subscription by AIG in the maximum amount referred to above. Should the amount of AIG’s shares in Sendas Distribuidora be higher than that amount corresponding to six million shares of the Company, it will pay the difference in cash.

The withdrawal of AIG from Sendas Distribuidora is defined based on "Withdrawal Price", which has as calculation basis, the Earnings Before Interest, Tax, Depreciation and Amortization – EBITDA, the multiple of EBITDA and the net financial indebtedness of Sendas Distribuidora. This “withdrawal price” shall entitle AIG to acquire Company’s preferred shares according to the following criteria:

• Should the "withdrawal price" be lower than that corresponding to four million Company’s preferred shares (at market value at the time), the amount of shares to be issued will be defined by "withdrawal price" divided by market value of Company’s preferred shares;

• Should the "withdrawal price" be higher than that corresponding to four million Company’s preferred shares (at market value at the time), the amount of shares to be issued shall be, at the Company’s discretion, of at least, four million shares and at most, six million shares, and the difference between the "withdrawal price" and the amount corresponding to the amount of Company’s preferred shares issued (defined by the Company) paid in cash.

At December 31, 2007 the total interest of AIG represented a credit of R$165,440 (R$151,157 in 2006) which, converted to the average quote of the past thirty quotes in December 2007 of Company’s shares, at the Stock Exchange of São Paulo ("BOVESPA"), would correspond to a total of 5,294 shares (4,363 in 2006) in thousands of shares of the Company (2.32% of its capital).

e) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

9. Investments (Continued)

e) Investment agreement – the Company and Itaú (Continued)

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

At the Extraordinary General Meeting held at June 28, 2007, September 27, 2007 and December 27, 2007, the shareholders subscribed all the shares issued by Miravalles, in the total amount of R$86,400, R$12,300 and R$21,970 respectively, and the Company paid-in the amount corresponding to the proportion of shares owned, which is 50%. The remaining was paid-in by another shareholder at same date.

The Miravalles’ financial statements for the year ended at December 31, 2007 and 2006, were audited by other independent auditors. In the year ended at December 31, 2007, total investments and negative equity results of operations of said investee represented 11.5% and 13.7%, respectively, in relation to the Company’s consolidated financial statements (8.5% and 62.2% of total assets and net income in the year ended at December 31, 2006, respectively).

f) Merger of Assets

The Extraordinary General Meeting held on July 30, 2007 approved the merger of the companies Sigua, MFP, Lourenção, Obla, Nova Saper, and Versalhes, the net assets of which on the date of merger are listed below:

	Sigua	MFP	Lourenção	Obla	Nova Saper	Versalhes

Assets
Current assets	346	586	1,137	18	-	52,270
Noncurrent assets	-	-	-	-	-	-
Property and equipment	89	630	450	153	101	-
Investments	-	-	-	-	-	-

Total Assets	435	1,216	1,587	171	101	52,270

Liabilities
Current liabilities	469	629	272	-	-	52,652
Noncurrent liabilities	-	-	-	-	-	-

Total Liabilities	469	629	272	-	-	52,652

Net Assets	34	(587)	(1,315)	(171)	(101)	382

9. Investments (Continued)

f) Merger of Assets (Continued)

At October 10, 2007, pursuant to the protocol of justification and merger, the Messina Empreendimentos e Participações Ltda. was merged into Sé by the book value. According to the appraisal report, the merged net assets value is R$13,357.

10. Property and Equipment

	Annual depreciation rates		Parent Company

			2007			2006

	Nominal	Weighted		Accumulated
		average	Cost	depreciation	Net	Net

Land	-	-	665,241	-	665,241	552,928
Buildings	3.3	3.3	2,170,739	(426,795)	1,743,944	1,659,180
Leasehold improvements	*	6.7	1,458,224	(553,877)	904,347	771,143
Equipment	10.0 to 33.0	13.1	938,942	(558,555)	380,387	338,458
Installations	20.0 to 25.0	20.0	427,528	(334,717)	92,811	85,293
Furniture and fixtures	10.0	10.0	215,740	(93,239)	122,501	104,031
Vehicles	20.0	20.0	24,716	(14,561)	10,155	7,546
Construction in progress	-	-	159,132	-	159,132	35,627
Other	10.0	10.0	99,737	(20,685)	79,052	15,609

			6,159,999	(2,002,429)	4,157,570	3,569,815

Annual average depreciation rate - %					5.19	5.38

	Annual depreciation rates		Consolidated

			2007			2006

	Nominal	Weighted		Accumulated
		average	Cost	depreciation	Net	Net

Land	-	-	706,916	-	706,916	594,585
Buildings	3.33	3.3	2,270,996	(454,178)	1,816,818	1,728,252
Leasehold improvements	*	6.7	2,008,241	(781,179)	1,227,062	1,114,130
Equipment	10.0 to 33.0	13.1	1,172,235	(677,224)	495,011	442,879
Installations	20.0 to 25.0	20.0	569,713	(430,659)	139,054	137,394
Furniture and fixtures	10.0	10.0	312,399	(130,198)	182,201	163,101
Vehicles	20.0	20.0	25,815	(15,008)	10,807	7,957
Construction in progress	-	-	163,040	-	163,040	37,115
Other	10.0	10.0	100,001	(20,731)	79,270	15,627

			7,329,356	(2,509,177)	4,820,179	4,241,040

Annual average depreciation rate - %					5.64	5.92

* Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

10. Property and Equipment (Continued)

a) Additions to property and equipment

	Parent Company		Consolidated

	2007	2006	2007	2006

Additions	866,959	738,073	935,960	806,564
Capitalized interest	42,425	48,108	44,666	50,632

	909,384	786,181	980,626	857,196

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

11. Intangible Assets

	Parent Company	Consolidated

Balance at December 31, 2005	538,472	1,083,501

Additions	3,687	3,687
Addition by merger	1,228	-
Amortization	(114,516)	(172,308)
Provision for goodwill reduction (i)	-	(268,886)
Write-off	(15,049)	(15,049)

Balance at December 31, 2006	413,822	630,945

Additions	500	198,598
Transfer from investment	7,765	7,765
Transfer to property and equipment	(9,551)	(9,551)
Amortization	(121,976)	(152,905)

Balance at December 31, 2007	290,560	674,852

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to intangible assets, and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

11. Intangible Assets (Continued)

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its subsidiary Sendas Distribuidora. Based on this review, we concluded the need of provision for partial reduction of goodwill, the net effect of which on the consolidated was R$268,886, recorded under the non-operating result item at December 31, 2006.

12. Deferred Charges

	Parent Company	Consolidated

Balance at December 31, 2005	61,199	61,691

Additions	28,512	28,640
Transfer to property and equipment	(2,905)	(2,902)
Amortization	(10,743)	(11,148)

Balance at December 31, 2006	76,063	76,281

Additions	16,387	16,503
Write-offs	-	-
Transfer to property and equipment	(2,606)	(2,843)
Amortization	(12,759)	(12,764)

Balance at December 31, 2007	77,085	77,177

Regarding expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC – Shared Service Center;
  Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – Extra Fácil. The projects already concluded are being amortized for a minimum term of 5 years.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	2007	2006	2007	2006

Short-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	98,032	89,571	98,032	89,571
Working capital (i)	TJLP + 1.7%	6,443	7,542	6,443	7,542
	Weighted average rate of 103.9%
	of CDI (104% in 2006)	10,077	-	30,388	22,752
PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	556,776	-
	Senior B - 101% of CDI	-	-	133,682	71,100
	Senior C - 100% of CDI + 0.5% pa	-	-	133,344	-

Leasing	CDI rate + 0.14% pa	6,553	-	6,553	-

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.1 to 4.125%	7,926	15,069	7,926	15,069
Working capital (i)	Weighted average rate - 103.5% of
	CDI (103.4% in 2006)	20,750	390,420	451,598	651,231
Imports	US dollar exchange variation	11,917	8,719	14,287	14,056

		161,698	511,321	1,439,029	871,321

Long-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	201,514	113,524	201,514	113,524
Working capital (i)	TJLP + 1.7%	-	6,401	-	6,401
PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	-	495,131
	Senior B - 101% of CDI	-	-	-	167,893
Leasing	CDI Rate + 0.14% p.a.	13,020	-	13,020	-

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.125%	8,513	19,672	8,513	19,672
Working capital (i)	Weighted average rate - 102.2% of
	CDI (103.9% in 2006)	460,079	-	696,247	579,531

		683,126	139,597	919,294	1,382,152

The Company uses swaps operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2007 was 11.82% (15.00% in 2006).

(i) Working capital financing

13. Loans and Financing (Continued)

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.4 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

				Consolidated

			Number of
		Grace period	monthly
Contract date	Annual financial charges	in months	installments	Maturity	2007	2006

January 13, 2000	TJLP + 3.5%	12	72	January 2007	-	885
November 10, 2000	TJLP + 1 to 3.5%	20	60	May 2007	-	18,849
November 10, 2000	Basket of currencies + 3.5%	20	60	July 2007	-	4,154
November 14, 2000	TJLP + 2.0%	20	60	June 2007	-	1,358
March 12, 2002	Basket of currencies + 3.5%	12	48	March 2007	-	161
April 25, 2002	TJLP + 3.5%	6	60	October 2007	-	8,521
April 25, 2002	Basket of currencies + 3.5%	6	60	October 2007	-	1,179
November 11, 2003	Basket of currencies + 4.125%	14	60	January 2010	16,438	29,246
November 11, 2003	TJLP + 4.125%	12	60	November 2009	107,845	163,604
November 11, 2003	TJLP + 1.0%	12	60	November 2009	6,513	9,879
May 9, 2007	TJLP+ 3.2%	6	60	November 2012	161,813	-
May 9, 2007	TJLP+ 2.70%	6	60	November 2012	23,376	-

					315,985	237,836

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In the years ended at December 31, 2007 and 2006, R$636 and R$4,732, were added to the principal, respectively.

13. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Type of quotas	Number	Yield	Redemption date

Senior A	5,826	105 % of CDI	5/26/2008
Senior B	4,300	101 % of CDI	5/26/2008
Senior C	130	100% of CDI + 0.5% p.a.	5/26/2008

(iv) Maturities – long-term

	Parent Company	Consolidated

2009	107,958	109,106
2010	176,278	411,298
2011	364,480	364,480
2012	34,410	34,410

	683,126	919,294

14. Debentures

a) Breakdown of outstanding debentures:

		Outstanding	Annual financial
	Type	Securities	charges	Unit price	2007	2006

5th issue - 1st series	Floating	-	CDI + 0.95%	-	-	414,761
6th issue - 1st series	No preference	54,000	CDI + 0.5%	10,357	559,268	-
6th issue - 2nd series	No preference	23,965	CDI + 0.5%	10,357	248,201	-
6th issue - 1st and 2nd series	Interest swap	-	104.96% of CDI	-	62	-

Total					807,531	414,761

Noncurrent liabilities					779,650	-

Current liabilities					27,881	414,761

14. Debentures (Continued)

b) Debenture operation:

	Number of
	debentures	Value

At December 31, 2005	40,149	419,469
Net interest from payments	-	(4,708)

At December 31, 2006	40,149	414,761
Amortization of principal - 5th series	(40,149)	(401,490)
6th issue	77,965	779,650
Net interest from payments and swap	-	14,610

At December 31, 2007	77,965	807,531

c) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

15. Taxes and Social Contribution Payable

Taxes and contributions are composed of the following:

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
Taxes paid in installments	58,151	50,288	60,443	52,553
PIS and COFINS payable	18,158	3,287	25,031	6,583
Provision for income tax and social contribution	5,575	27	16,944	9,539

	81,884	53,602	102,418	68,675

Noncurrent
Taxes paid in installments	239,896	248,163	250,837	261,101

	321,780	301,765	353,255	329,776

The Company filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months. Out of the amount of R$311,280, R$33,258 are under phase of application filed with tax authorities.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
INSS	37,440	35,668	37,561	35,799
CPMF	10,028	14,238	12,035	16,225
ICMS and other	10,683	382	10,847	529

	58,151	50,288	60,443	52,553

Noncurrent
INSS	168,478	196,172	169,115	196,895
CPMF	45,125	48,647	54,159	59,575
ICMS and other	26,293	3,344	27,563	4,631

	239,896	248,163	250,837	261,101

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and it is stated, net of related judicial deposits, as shown below:

16. Provision for Contingencies (Continued)

	Parent Company

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2005	873,285	6,741	42,419	88,594	1,011,039
Additions	26,737	33,133	12,922	16,770	89,562
Reversals/Payments	-	(20,913)	(23,407)	(2,126)	(46,446)
Monetary Restatement	75,979	4,390	8,354	10,350	99,073
Judicial Deposits	-	-	(34,932)	(33,574)	(68,506)

Balance at December 31, 2006	976,001	23,351	5,356	80,014	1,084,722

Additions	16,000	1,546	12,332	20,377	50,255
Reversals/Payments	(6,886)	-	(12,971)	(13,703)	(33,560)
Monetary Restatement	53,009	2,243	5,688	9,978	70,918
Judicial Deposits	-	-	(8,897)	(6,484)	(15,381)

Balance at December 31, 2007	1,038,124	27,140	1,508	90,182	1,156,954

	Consolidated

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2005	921,963	9,013	44,567	101,368	1,076,911
Additions	19,577	34,850	15,766	23,818	94,011
Reversals/Payments	(9,862)	(23,765)	(26,367)	(6,373)	(66,367)
Monetary Restatement	79,642	4,482	8,742	12,042	104,908
Judicial Deposits	-	-	(36,715)	(35,121)	(71,836)

Balance at December 31, 2006	1,011,320	24,580	5,993	95,734	1,137,627

Additions	26,250	2,570	19,462	22,821	71,103
Reversals/Payments	(6,886)	-	(18,087)	(21,264)	(46,237)
Monetary Restatement	55,497	2,389	6,083	11,517	75,486
Judicial Deposits	-	-	(11,050)	(10,740)	(21,790)

Balance at December 31, 2007	1,086,181	29,539	2,401	98,068	1,216,189

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), which stood at 11.25% at December 31, 2007 (14.13% in 2006), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, amounting to R$971,004 (R$915,313 in 2006) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9,718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9,715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10,637/02, and COFINS, as from February 2004 by means of Law 10,833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$115,177 (R$96,007 in 2006), includes the unpaid installment, monetarily restated. In addition, the Company challenges the limit of percentage and the term for appropriation of COFINS credit over the opening inventory derived from Law 10,833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of excise tax (“IPI”) over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding tax (IRRF), social contribution on net income (CSLL), which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the Company under the viewpoint of undue payment over allowance not provided for by law, awaiting for court verdict; e) tax assessment related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. Within the federal scope, the Company was served notice for these operations, in relation to PIS, COFINS and IRPJ. The amount recorded in accounting books for such issues is R$29,539 (R$24,580 in 2006). The Company has no judicial deposits related to such issues.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2007, the Company recorded a provision of R$50,166 (R$42,708 in 2006) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels stand at R$7,151 (R$9,734 in 2006). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended at December 31, 2007) plus 1% monthly interest. The net balance of earmarked judicial deposits amount is R$2,401 (R$5,993 in 2006).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

Among these lawsuits, we point out the following:

• The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$46,896 (R$43,156 in 2006) and the Company effected a R$8,036 judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

• The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. The accrued amount is R$37,511 (R$31,122 in 2006), and judicial deposit in the amount of R$37,328 (R$30,825 in 2006).

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$33,141 (R$30,516 in 2006). There is no judicial deposit for such proceeding.

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2007 the accrual amount for these lawsuits is R$11,955 (R$11,507 in 2006), for which there are no judicial deposits.

16. Provision for Contingencies (Continued)

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2007, as follows:

• INSS (Social Security Tax) – The Company was also served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$116,462 (R$106,117 in 2006). These proceedings are under administrative discussion.

• IRPJ, IRRF, and CSLL – The Company was served several administrative assessment notices regarding the taxes mentioned, with varied subject-matters, such as offsetting proceedings, undeductible provisions, and all of them await decision in the administrative level, the amount of which corresponds to R$69,309 (R$49,695 in 2006).

• COFINS, PIS and CPMF – The Company was served notice in the administrative level regarding the taxes mentioned with varied subject-matters, motion for offsetting the Social Investment Fund (“FINSOCIAL”), tax payment discrepancies, in addition to PIS and COFINS in the assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$243,637 (R$212,996 in 2006) and await administrative decision.

• ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. At the end of 2007, the Company was again served notice by the State of São Paulo, amounting to nearly R$557,764, of which approximately R$425,000 were classified by the management and legal counsels, as possible losses. The total amount of these assessments amounts to R$878,062 (R$330,894 in 2006), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$17,891 and await administrative and court decisions. In 2006, these amounts were classified as remote losses by the legal counsels.

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$45,139 (R$52,404 in 2006).

Occasional adverse changes in the expectation of risk of the referred to lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	511,920	2,198	206,202	720,320
Labor	5,846	3,631	53,589	63,066
Civil and other	11,003	796	17,070	28,869

Total	528,769	6,625	276,861	812,255

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax expense reconciliation

	Parent Company		Consolidated

	2007	2006	2007	2006

Earnings before income and social contribution taxes	274,122	119,397	226,145	(258,555)
Employee's profit sharing	(9,325)	(13,421)	(13,399)	(13,421)

Earnings before adjusted income and social contribution taxes	264,797	105,976	212,746	(271,976)

Income and social contribution taxes at nominal rate	(66,199)	(26,494)	(64,917)	89,752

Income tax incentive	673	2,659	1,081	3,562
Income on Sendas' goodwill amortization	-	-	-	(161,196)
Partial reversal of provision for
realization of deferred income tax	-	-	55,000	-
Unrealized capital gain	-	-	-	78,961
Equity accounting and provision for capital
deficiency of subsidiary	16,206	6,860	(9,834)	(18,085)
Other permanent adjustments and social contribution rates, net	(4,599)	(3,477)	7,266	5,534

Effective income tax	(53,919)	(20,452)	(11,404)	(1,472)

Income tax for the year
Current	(19,734)	(59,400)	(49,720)	(92,200)
Deferred	(34,185)	38,948	38,316	90,728

Income tax and social contribution expenses	(53,919)	(20,452)	(11,404)	(1,472)

Effective rate	-19.7%	-17.1%	-5.0%	0.6%

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	2007	2006	2007	2006

Deferred income and social contribution tax assets
Tax losses (i)	4,048	12,862	314,878	298,332
Provision for contingencies	49,692	51,354	66,673	65,294
Provision for hedge and levied on a cash basis	6,905	25,915	59,975	80,188
Allowance for doubtful accounts	2,604	13,399	3,088	13,490
Goodwill	26,301	21,360	74,762	79,433
Income tax on Vieri goodwill (iii)	517,294	517,294	517,294	517,294
Provision for goodwill reduction (Note 11 (i))	-	-	139,522	161,196
Deferred gains from shareholding dilution, net	-	1,518	-	1,518
Other	18,323	15,650	22,998	20,803

Deferred income and social contribution tax assets	625,167	659,352	1,199,190	1,237,548
Provision for deferred income tax realization	-	-	(84,522)	(161,196)

	625,167	659,352	1,114,668	1,076,352

Current assets	68,303	101,794	88,128	238,676
Noncurrent assets	556,864	557,558	1,026,540	837,676

Deferred income and social contribution tax assets	625,167	659,352	1,114,668	1,076,352

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(i) At December 31, 2007, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$625,167 (R$659,352 in 2006) in the Parent Company and R$1,114,668 (R$1,076,352 in 2006) in Consolidated.

Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) In 2007, deferred IRPJ and CSLL assets were recorded in Sendas in the amount of R$91,469, all of them resulting from tax losses and decrease in the provision for goodwill reduction in 2007, for which the Management, based on studies carried out, understands that these will be recovered.

(iii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The goodwill special reserve set up at the Company, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319/99, will be at the end of each fiscal year and to the extent in which the tax benefit to be determined by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99.

In order to enable a better presentation of the financial statements, the goodwill net value less provision of R$515,488, which substantially represents the tax credit balance, plus the amount of R$1,806, were classified as deferred IRPJ.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management, indicating the capacity of benefiting from the tax credit set up.

Based on studies approved, the Management partially reversed R$55,000 as provision for realization of deferred IRPJ asset, in view of recovery foreseen in future years. The Company expects to recover these tax credits within a term of up to ten years, as follows:

	Parent Company	Consolidated

2008	68,303	88,128
2009	73,089	130,217
2010	112,760	190,754
2011	139,368	194,744
2012 to 2017	231,647	510,825

Total	625,167	1,114,668

18. Shareholders’ Equity

a) Capital

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held on November 26, 2007. Fully subscribed and paid-up capital is comprised at December 31, 2007 of 227,920 (113,771,378 in 2006) in thousands of registered shares with no par value, of which 99,680 (49,839,926 in 2006) in thousands of common shares and 128,240 (63,931,453 in 2006) in thousands of preferred shares.

18. Shareholders’ Equity (Continued)

a) Capital (Continued)

(ii) The Extraordinary General Meeting held at July 30, 2007, approved the reverse split of one hundred thirteen billion, eight hundred, eighty-five million, four hundred and ninety-three thousand (113,885,493) in thousands of shares with no par value, of which, forty-nine billion, eight hundred thirty-nine million, nine hundred and twenty-six thousand (49,839,926) in thousands of common shares and sixty-four billion, forty-five million, five hundred and sixty-eight thousand (64,045,568) in thousands of preferred shares, representing the Company’s capital stock at the ratio of five hundred (500) existing shares to one (01) share of the same type, so that the Company’s capital stock to be represented by two hundred, twenty-seven million, seven hundred and seventy-one thousand (227,771) in thousands of shares with no par value, of which ninety-nine million, six hundred and eight thousand (99,680) in thousands of common shares and one hundred, twenty-eight million, ninety-one thousand (128,091) in thousands of preferred shares. The amount of shares and capital stock are already equivalent as per reverse share split.

Breakdown of capital stock and amount of shares:

		Share volume - in thousands

	Capital stock	Preferred shares	Common shares

At December 31, 2006	3,954,629	127,863	99,680

Capitalization of reserves	167,542	-	-
Profit	18,616	-	-
Stock option
Series VII	26	1	-
Series VIII	6,173	214	-
Series A1 Silver	2,872	117	-
Series A1 Gold	-	45	-

At December 31, 2007	4,149,858	128,240	99,680

The amount of shares is already equivalent as per reverse share split.

At the Board of Directors’ Meetings held at May 15, July 10, November 28 and December 17, 2007, the capital stock increase with the subscription and payment of shares in the Stock Option Plan were approved as follows:

18. Shareholders’ Equity (Continued)

a) Capital (Continued)

		Number
Meeting	Series	(thousand)	Unit values	Total

July 10, 2007	Series VII	0.55	22.95	13
November 28, 2007	Series VII	0.55	23.76	13
May 15, 2007	Series VIII	194.94	28.89	5,631
July 10, 2007	Series VIII	18.75	28.90	542
July 10, 2007	Series A1 Silver	10.56	24.63	260
November 28, 2007	Series A1 Silver	35.67	24.63	879
December 17, 2007	Series A1 Silver	70.41	24.63	1,733
July 10, 2007	Series A1 Gold	3.43	0.01	0
November 28, 2007	Series A1 Gold	11.05	0.01	0
December 17, 2007	Series A1 Gold	30.72	0.01	0

		376.63		9,071

The amount of shares is shown taking into account the reverse share split.

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.08 per share and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest attributed to equity, net of tax.

18. Shareholders’ Equity (Continued)

c) Capital reserve – Goodwill special reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 1 (c), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged amounted to R$ 517,294, which will be used in the capital increase, upon the realization of reserve.

d) Revenue reserve

(i) Legal reserve: it is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2007 is available to the Shareholders’ General Meeting for allocation.

18. Shareholders’ Equity (Continued)

e) Dividends Proposed

At February 26, 2008, the Management proposed for resolution of the Annual General Meeting, dividends to be distributed, calculated as follows:

	Dividends

	2007	2006

Net income for the year	210,878	85,524
Legal reserves	(10,544)	(4,276)

Calculation basis of dividends	200,334	81,248

Minimum mandatory dividend - 25%	50,084	20,312

(R$ 0.16903 per one thousand common shares)	-	8,425
(R$ 0.18594 per one thousand preferred shares)	-	11,887

(R$ 0.20804 per common share at December 31, 2007)	20,737	-
(R$ 0.22884 per preferred share at December 31, 2007)	29,347	-

f) Employees’ profit sharing plan

As provided for by the Company’s Bylaws, the Company’s Board of Directors approved in meeting held at December 6, 2007, the distribution of the amount of R$13,399 (R$13,421 in 2006).

g) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The number of lot of shares may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the granting date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the granting date (2nd tranche), and the remaining portion of this second lot subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of the lot of one thousand (1,000) shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of exercise thereof by the beneficiary is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held on July 30, 2007.

New preferred stock option plan

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as from the 36th month to 48th month as from the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

(i) Information on the stock option plans is summarized below:

				Breakdown of Series Granted Price
							Lot of shares

Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of period	Amount of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2006
Series VI	3/15/2002	3/15/2005	3/15/2007	23.50	35.92	825	(203)	(367)	-	255
Series VII	3/16/2006	3/16/2006	3/16/2008	20.00	22.68	1,000	(295)	(246)	-	459
Series VII	4/30/2004	4/30/2007	4/30/2009	26.00	28.55	862	-	(260)	-	602
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	26.08	989	-	(231)	-	758
Series X	6/7/2006	6/7/2009	7/6/2011	33.00	33.78	901	-	(34)	-	867

						4,577	(498)	(1,138)	-	2,941

Balance at December 31, 2007
Series VI	3/15/2002	3/15/2005	3/15/2007	23.50	35.92	825	(203)	(367)	(255)	-
Series VII	3/16/2006	3/16/2006	3/16/2008	20.00	24.34	1,000	(297)	(318)	-	385
Series VII	4/30/2004	4/30/2007	4/30/2009	13.00	30.67	862	(214)	(373)	-	275
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	27.99	989	-	(407)	-	582
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	36.30	901	-	(210)	-	691
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(45)	(5)	-	274
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(117)	(49)	-	956

						6,023	(876)	(1,729)	(255)	3,163

The amount of shares at December 31, 2007 and 2006 is already shown as per reverse share split.

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

Series Exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At December 31, 2006
Series VII	3/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VI	3/15/2002	4/7/2006	203	35.11	7,120	44.54
Series VII	3/16/2003	6/9/2006	4	22.12	92	33.33

			498		13,657

At December 31, 2007
Series VI	3/15/2002	4/7/2006	203	35.11	7,120	44.54
Series VII	3/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	3/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	3/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	3/16/2003	11/28/2007	1	23.76	13	28.56
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26

			876		22,727

The amount of shares at December 31, 2006 is already shown as per share reverse split.

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled.

At February 23, 2006, series V was cancelled, not existing any conversion.

At March 31, 2005 series IV was cancelled, not existing any conversion.

At March 31, 2004 series III was exercised, capitalized and cancelled.

Series I and II were cancelled in 2001 and 2002, respectively.

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

At December 31, 2007, the Company’s preferred share price on BOVESPA was R$34.11 for each share.

There are no treasury shares to be used as spread to the options granted of the Plan.

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	2007	2006

Amount of shares	227,920	227,543
Balance of granted series in effect	3,163	2,941

Maximum percentage of dilution	1.39%	1.29%

(iii) The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP N° 01/2007 paragraph 25.9:

	2007		2006

	Net income	Shareholders' equity	Net Income	Shareholders' equity

At December 31	210,878	5,011,922	85,524	4,842,127
Expense related to share-based compensation to employees
determined according to market value method.	(8,871)	(190)	(9,744)	(5,238)

At December 31 (Pro forma)	202,007	5,011,802	75,780	4,836,889

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1% at December 31, 2007 (1.42% in 2006), expectation of volatility of nearly 40% at December 31, 2007 (37.2% in 2006), non-risk weighted average interest rate of 6.74% at December 31, 2007 (6.62% in 2006) and expectation of average life of series VII and VIII is four years, whereas for series A1, the expectation is 3.5 years.

19. Net Financial Income

	Parent Company		Consolidated

	2007	2006	2007	2006

Financial expenses
Financial charges - BNDES	(25,343)	(41,296)	(25,343)	(41,935)
Financial charges - Debentures	(86,658)	(62,527)	(86,658)	(62,527)
Financial charges on
contingencies and taxes	(83,806)	(103,716)	(93,140)	(112,937)
Swap operations	(19,953)	(54,628)	(85,645)	(138,547)
Receivables securitization	(101,760)	(105,059)	(125,487)	(139,485)
CPMF and other bank services	(51,624)	(61,785)	(67,959)	(80,903)
Other financial expenses	(16,403)	(48,108)	(71,346)	(77,691)

Total financial expenses	(385,547)	(477,119)	(555,578)	(654,025)

Financial income
Interest on cash and cash equivalents	87,728	127,641	155,014	231,647
Financial discounts obtained	35,942	52,979	40,953	58,092
Financial charges on taxes
and judicial deposits	36,587	33,023	64,760	51,095
Interest on installment sale	27,143	25,724	38,054	39,669
Interest on loan	3,714	32,237	908	2,198
Other financial income	42,475	48,168	44,724	50,697

Total financial income	233,589	319,772	344,413	433,398

Net financial result	(151,958)	(157,347)	(211,165)	(220,627)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, nearly 1.39% of yearly sales. In such portion, the risk is minimized by the large customer base.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

20. Financial Instruments (Continued)

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2007 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At December 31, 2007

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	271,575	271,575	414,013	414,013
Marketable securities	478,957	478,957	650,119	650,119
Receivables securitization fund	54,621	54,621	-	-

	805,153	805,153	1,064,132	1,064,132

Liabilities
Loans and financings	844,824	829,365	2,358,323	2,335,805
Debentures	807,531	805,399	807,531	805,399

	1,652,355	1,634,764	3,165,854	3,141,204

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of December 31, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$1,164,284 (US$657,305) (R$1,279,559 – US$598,483 in 2006), at the weighted average interest rates of 5.6% per annum (5.1% in 2006), which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 102.7% of CDI (103.6% of CDI in 2006).

21. Insurance Coverage (not audited)

Coverage at December 31, 2007 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,801,656
Profit	Loss of profit	1,335,000
Cash	Theft	47,194

The Company also holds specific policies covering civil and management liability risks in the amount of R$142,400 (R$160,410 in 2006).

22. Non-Operating Results

	Parent Company		Consolidated

	2007	2006	2007	2006

Expenses
Net effect of provision for goodwill reduction	-	-	-	(268,886)
Results in the property and equipment write-off	(10,102)	(30,119)	(10,854)	(68,585)
Allowance for losses - other receivables	-	(22,570)	-	(22,570)
Judicial deposits write-off	(388)	(25,844)	(384)	(25,844)
Provision for recovery of assets and other	-	(5,435)	-	(4,289)
Other	-	-	(100)	-

Total non-operating expenses	(10,490)	(83,968)	(11,338)	(390,174)

Revenues
Performance goal achievement	-	58,151	-	58,151
Interest reversal on performance goal	-	7,260	-	7,260
Provisions written-off	-	-	2,215	-
Other	39	1,549	39	1,534

Total non-operating revenues	39	66,960	2,254	66,945

Non operating result	(10,451)	(17,008)	(9,084)	(323,229)

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	2007	2006	2007	2006

Operating income	284,573	136,405	235,229	64,674

(+) Net financing expenses	151,958	157,347	211,165	220,627
(+) Equity accounting	(64,824)	(27,436)	28,923	53,197
(+) Depreciation and amortization	430,979	399,922	550,696	547,943

EBITDA	802,686	666,238	1,026,013	886,441

Net sales revenue	10,733,385	9,973,453	14,902,887	13,880,403
% EBITDA	7.5%	6.7%	6.9%	6.4%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at December 31, 2007, as follows:

	2007

	Parent Company	Consolidated

2008	199,852	285,158
2009	160,667	240,944
2010	129,897	199,116
2011	103,029	166,054
2012	85,222	142,626
from 2013	522,707	947,550

	1,201,374	1,981,448

25. Private Pension Plan of Defined Contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company will provide monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company in the year ended at December 31, 2007, amounted R$863, employees’ contributions amounted to R$2,054 with 895 participants.

26. Amendments to the Preparation and Disclosure of Financial Statements

At December 28, 2007, Law 11,638 was enacted which amends and revokes certain provisions of Law 6,404 as of December 15, 1976 and Law 6,385 as of December 7, 1976.

The requirements of this new Law are applied to the financial statements related to the fiscal years starting at January 1, 2008, the alterations to these statements for the year to end at December 31, 2008 shall also be applied retroactively to December 31, 2007 for the purposes of presentation and comparison of the financial statements to be disclosed.

It is not possible to anticipate the preparation date of current financial statements, the impacts of these new amendments to the Law on the results of operations and on the equity and accounting condition of the Company and subsidiaries, to be reflected in the Parent and consolidated financial statements related to the fiscal year starting at January 1, 2008 and retroactively, in the financial statements of the year ended at December 31, 2007, upon its preparation for the purposes of comparison with the financial statements for the year to end on December 31, 2008.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 05 , 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.